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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Health Grades, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

84748M 10 2

(Cusip Number)

Deborah O'Neal Johnson
Invesco, Inc.
1315 Peachtree St.
Atlanta, Georgia 30309
(404) 892-0896

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84748M 102

1.	Name of Reporting Person: CHANCELLOR V, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

2

CUSIP No. 84748M 102

1.	Name of Reporting Person: IPC DIRECT ASSOCIATES V, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

3

CUSIP No. 84748M 102

1.	Name of Reporting Person: INVESCO PRIVATE CAPITAL, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

4

     This Amendment No. 4 supplements and, to the extent inconsistent therewith, amends the Schedule 13D originally filed on March 27, 2000 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on March 26, 2001, by Amendment No. 2 to the Schedule 13D filed on April 25, 2001 and by Amendment No. 3 to the Schedule 13D filed on October 23, 2001, by the undersigned relating to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Health Grades, Inc. (the “Company”). Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

     On March 11, 2003, the Company re-purchased 12,004,333 shares of Common Stock and warrants to purchase an aggregate of 1,971,820 shares of Common Stock from Chancellor V, L.P. (“Chancellor”) pursuant to that certain Stock and Warrant Repurchase Agreement dated as of March 11, 2003 for an aggregate total consideration of $500,000. The foregoing description is qualified in its entirety by the terms of the Stock and Warrant Purchase Agreement which filed herewith as an exhibit and which is incorporated herein by reference.

Item 4.     Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

     The information set forth in Item 3 of the Schedule 13D is hereby incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of the date hereof, Chancellor, IPC and Private Capital do not beneficially own any securities of the Company.

(b)	Chancellor disposed of all of the securities directly owned by Chancellor to the Company.

(c)	See Item 4.

(d)	Not Appropriate.

(e)	On March 11, 2003, Chancellor, IPC and Private Capital ceased to beneficial holders of more than five percent of the Common Stock.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

Page 5 of 7 Pages

     On March 11, 2003, the Company re-purchased 12,004,333 shares of Common Stock and warrants to purchase an aggregate of 1,971,820 shares of Common Stock from Chancellor V, L.P. (“Chancellor”) pursuant to that certain Stock and Warrant Repurchase Agreement dated as of March 11, 2003 for an aggregate total consideration of $500,000. The foregoing description is qualified in its entirety by the terms of the Stock and Warrant Purchase Agreement which filed herewith as an exhibit and which is incorporated herein by reference.

Item 7.     Material to be filed as Exhibits.

     Exhibit A — Agreement of Joint Filing, dated as of October 22, 2001, by and among Chancellor V, L.P., IPC Direct Associates V, L.L.C. and Invesco Private Capital, Inc., incorporated by reference to Exhibit A filed with Amendment No. 3 to the Schedule 13D.

     Exhibit B — Co-Sale and Voting Agreement, dated March 17, 2000, incorporated by reference to Exhibit B filed with Amendment No. 2 to the Schedule 13D.

     Exhibit C — Letter Agreement, dated April 16, 2001, incorporated by reference to Exhibit B filed with Amendment No. 2 to the Schedule 13D.

     Exhibit D — Stock and Warrant Repurchase Agreement dated as of March 11, 2003 by and between Chancellor and the Company.

Page 6 of 7 Pages

SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2003

CHANCELLOR V, L.P. By, its general partner, IPC Direct Associates V, L.L.C. By, its Managing Member, INVESCO Private Capital, Inc.

By: /s/ Alan Kittner

Name: Its:

IPC Direct Associates V, L.L.C. By its Managing Member, INVESCO Private Capital, Inc.

By: /s/ Alan Kittner

Name: Its:

INVESCO Private Capital, Inc.

By: /s/ Alan Kittner

Name: Its:

Page 7 of 7 Pages

EXHIBIT D

STOCK AND WARRANT REPURCHASE AGREEMENT

     THIS STOCK AND WARRANT REPURCHASE AGREEMENT (this “Agreement”) is made as of March 11, 2003, by and between Chancellor V, L.P., a Delaware limited partnership (“Chancellor”), and Health Grades, Inc., a Delaware corporation (the “Company”).

     WHEREAS, pursuant to the Amended and Restated Stock Purchase Agreement, dated March 3, 2000, by and among the Company, Chancellor, and certain other investors (the “Original Purchase Agreement”), and the Letter Agreement, dated April 16, 2001, by and among the Company, Chancellor and Essex Woodland Health Ventures Fund IV, L.P. (the “Letter Agreement,” and together with the “Original Purchase Agreement,” the “Chancellor Agreements”), Chancellor acquired 12,004,333 shares (the “Shares”) of the Company’s Common Stock, $0.001 par value per share (the “Common Stock”), and warrants to purchase an aggregate of 1,971,820 shares of Common Stock (the “Warrants”); and

     WHEREAS, Chancellor desires to sell the Shares and Warrants back to the Company, and the Company desires to repurchase the Shares and Warrants from Chancellor, for the consideration and on the terms and conditions set forth in this Agreement;

     NOW, THEREFORE, in consideration of the premises and of the mutual agreements, representations, warranties, provisions and covenants herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1.    Definitions. For convenience, certain terms used in more than one part of this Agreement are defined below (such terms, as well as any other terms defined elsewhere in this Agreement, shall be equally applicable to both the singular and plural forms of the terms defined).

     “Contract” means any written or oral contract, note, bond, mortgage, indenture, lease, license, agreement, instrument or other commitment that is binding on any person or its property under applicable law.

     “Court Order” means any judgment, decree, injunction, order or ruling of any federal, state, local or foreign court or governmental or regulatory body or authority that is binding on any person or its property under applicable law.

     “Default” means (a) a breach, default or violation, (b) the occurrence of an event that, with or without the passage of time or the giving of notice, or both, would constitute a breach, default or violation or (c) with respect to any Contract, the occurrence of an event that, with or without the passage of time or the giving of notice, or both, would give rise to a right of termination, amendment or acceleration.

     “Encumbrances” means any lien, mortgage, security interest, pledge, restriction on transferability, defect of title or other claim, charge or encumbrance of any nature whatsoever on any property or property interest.

     “Regulation” means any statute, law, ordinance, regulation, order or rule of any federal, state, local, foreign or other governmental agency or body or of any other type of regulatory body.

2.    Sale and Repurchase of the Shares and Warrant. Chancellor agrees to sell, transfer and assign the Shares and Warrants to the Company at the Closing (as defined below), and the Company agrees to repurchase the Shares and Warrants at the Closing, for an aggregate purchase price of $500,000.00 in cash or by wire transfer of immediately available funds (the “Purchase Price”).

3.    Closing. The closing of the sale and repurchase of the Shares and Warrants (the “Closing”) shall be held on March 10, 2003, or such other date as the parties hereto may agree, at the offices of Morgan, Lewis & Bockius LLP, 1701 Market Street, Philadelphia, PA 19103, or such other place as the parties hereto may agree. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

4.    Closing Deliveries.

     (a)  Chancellor Deliveries at Closing. At the Closing, Chancellor shall deliver to the Company (i) the certificate(s) representing the Shares, free and clear of all Encumbrances thereon, other than those imposed by applicable state and federal securities laws, accompanied by a duly executed stock power in the form attached hereto as Exhibit A, transferring the Shares to the Company, and (ii) the Warrants, free and clear of all Encumbrances thereon, other than those imposed by applicable state and federal securities laws, accompanied by duly executed forms of assignment in the form attached hereto as Exhibit B transferring each of the Warrants to the Company.

     (b)  Company Deliveries at Closing. At the Closing, the Company shall deliver the Purchase Price to Chancellor by wire transfer of immediately available funds to an account as provided by Chancellor.

5.    Representations and Warranties of Chancellor. As of the date hereof, Chancellor represents and warrants to the Company as follows:

     5.1    Organization. Chancellor is a limited partnership validly existing and in good standing under the laws of the State of Delaware.

     5.2    Authorization; Enforceability. All partnership action on the part of Chancellor, including its general partner and limited partners, necessary for the authorization, execution, delivery and performance of this Agreement by Chancellor, and the consummation of the actions contemplated hereby, has been taken, and this Agreement, when executed and delivered by Chancellor, shall constitute the valid and binding obligation of Chancellor, enforceable against Chancellor in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

     5.3    Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby by Chancellor will (i) require any filing by Chancellor with a governmental entity or require Chancellor to obtain any consent or approval by a third party, (ii) conflict with or result in a breach of any provision of Chancellor’s certificate of limited partnership or partnership agreement, (iii) constitute a Default under any of the terms, conditions or provisions of any Contract to which Chancellor is a party, or by which any of its respective properties or assets may be bound or (iv) violate any Regulation or Court Order to which Chancellor, or any of its properties or assets, is subject.

     5.4    Ownership and Title. Chancellor is, and has at all times since its acquisition of the Shares and Warrants pursuant to the Chancellor Agreements been, the sole record and beneficial owner of the Shares and Warrants, free and clear of all Encumbrances, other than those imposed by applicable state and federal securities laws. Upon completion of the transactions contemplated hereby, the Company shall receive valid title to the Shares and Warrants, free and clear of all Encumbrances, other than those imposed by applicable state and federal securities laws. The transfer of the Shares and the Warrants is not subject to any rights of first refusal enforceable against Chancellor.

     5.5    SEC Reports. At all times since its acquisition of the Shares and Warrants pursuant to the Chancellor Agreements, Chancellor has had full access to copies of the Company’s proxy and information statements, periodic reports, including Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and all Current Reports on Form 8-K, and any amendment to the foregoing, in each case as filed by the Company with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Chancellor has reviewed all public filings of the Company that have been filed by the Company with the Securities and Exchange Commission within the past twelve months.

6.    Representations and Warranties of the Company. As of the date hereof, the Company represents and warrants to Chancellor as follows:

     6.1    Organization. The Company is a corporation validly existing and in good standing under the laws of the State of Delaware.

     6.2    Authorization; Enforceability. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution, delivery and performance of this Agreement by the Company, and the consummation of the actions contemplated hereby, have been taken, and this Agreement has been duly executed and delivered by the Company and shall constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

     6.3    Consents and Approvals; No Violations. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby by the Company will (i) require any filing by the Company with a governmental entity or require the Company to obtain any consent or approval by a third party, except as set forth on Schedule 6.3 hereto, (ii) conflict with or result in a breach of any provision of the Company’s Amended and Restated Certificate of Incorporation or By-Laws, each as amended to date, (iii) constitute a Default under any of the terms, conditions or provisions of any Contract to which the Company is a party, or by which any of its respective properties or assets may be bound or (iv) violate any Regulation, including any applicable provisions of the Delaware General Corporation Law, or Court Order to which the Company, or any of its properties or assets, is subject.

     6.4    No Shopping. The Company is not currently in discussions or negotiations with, nor is it subject to any agreement with or considering any proposal by, any person or entity concerning the sale, lease, exchange or other disposition of all or substantially all of the assets of the Company or any of its subsidiaries (other than in connection with a merger of a subsidiary of the Company with and into the Company), or the merger or consolidation of the Company or any of its subsidiaries (other than a merger of a subsidiary of the Company with and into the Company).

     6.5    Reports with the Securities and Exchange Commission. None of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, any subsequently filed Company Quarterly Report on Form 10-Q, Current Report on Form 8-K or proxy or information statements contained, when filed, any untrue statement of any material fact and did not omit to state any material fact necessary to make the statements set forth therein, in light of the circumstances under which they were made, not misleading. Subsequent to December 31, 2001, the Company has made all filings with the Securities and Exchange Commission that it is required to make under Sections 13(a), 14(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and the Company has not received any request from the Securities and Exchange Commission to file any amendment or supplement to any of the filings described in this Section 6.5.

7.    Waiver and Consent Regarding Original Purchase Agreement.

     7.1    Chancellor. By execution of this Agreement, and pursuant to Section 11.4 of the Original Purchase Agreement, Chancellor hereby waives the application of Sections 8.17 (Transactions with Affiliates and Related Parties) and 8.26 (Dividends and Redemptions) of the Original Purchase Agreement to the transactions contemplated hereby, and specifically consents, on behalf of itself and each of the other investors under the Original Purchase Agreement, to the Company’s repurchase of the Shares and Warrants in accordance with the terms and conditions of this Agreement. In addition, Chancellor hereby waives any and all future rights that it may have with respect to Article VIII (Affirmative Covenants) of the Original Purchase Agreement.

     7.2    The Company. By execution of this Agreement, the Company hereby waives (i) the requirement that Chancellor deliver a legal opinion to the Company pursuant to Section 9.2 of the Original Purchase Agreement, and (ii) the notice requirements and related delivery by

Chancellor to the Company of a legal opinion or “no action” letter pursuant to Section 9.4 of the Original Purchase Agreement, in connection with the transactions contemplated by this Agreement.

8.    Release of Claims. (a) Except for those obligations, rights and remedies created by or arising out of this Agreement, Chancellor hereby fully and forever releases and discharges the Company and each of its affiliates from any and all claims, demands, liens, actions, agreements, suits, causes of action, obligations, controversies, debts, costs, attorneys’ fees, expenses, damages, judgments, orders and liabilities of whatever kind or nature in law, equity or otherwise, whether or not now known or suspected, that have existed or may have existed, or that do exist or that hereafter may exist, based on any facts, events or omissions occurring from any time on or prior to the execution of this Agreement that arise out of, concern, pertain or relate in any way to any rights Chancellor may have against the Company with respect to its ownership of the Shares and Warrants or under the Chancellor Agreements. Chancellor acknowledges that there is a possibility that it will discover facts or incur or suffer claims with respect to the ownership of the Shares and Warrants that were unknown or unsuspected at the time this Agreement was executed, and that if known by Chancellor at that time may have materially affected Chancellor’s decision to execute this Agreement. Chancellor acknowledges and agrees that, because of this Agreement, it is are assuming any risk of such unknown facts and such unknown and unsuspected claims. It is the intention of Chancellor, through this Agreement and with the advice of counsel, fully and finally to settle and release all such matters, and all claims relative thereto, that do now exist, may exist, or have existed between the parties hereto.

     (b) Except for those obligations, rights and remedies created by or arising out of this Agreement, the Company hereby fully and forever releases and discharges Chancellor and each of its affiliates from any and all claims, demands, liens, actions, agreements, suits, causes of action, obligations, controversies, debts, costs, attorneys’ fees, expenses, damages, judgments, orders and liabilities of whatever kind or nature in law, equity or otherwise, whether or not now known or suspected, that have existed or may have existed, or that do exist or that hereafter may exist, based on any facts, events or omissions occurring from any time on or prior to the execution of this Agreement that arise out of, concern, pertain or relate in any way to any rights the Company may have against Chancellor with respect to the issuance and sale of the Shares and Warrants to Chancellor under the Chancellor Agreements. The Company acknowledges that there is a possibility that it will discover facts or incur or suffer claims with respect to the issuance and sale of the Shares and Warrants to Chancellor that were unknown or unsuspected at the time this Agreement was executed, and that if known by the Company at that time may have materially affected the Company’s decision to execute this Agreement. The Company acknowledges and agrees that, because of this Agreement, it is assuming any risk of such unknown facts and such unknown and unsuspected claims. It is the intention of the Company, through this Agreement and with the advice of counsel, fully and finally to settle and release all such matters, and all claims relative thereto, that do now exist, may exist, or have existed between the parties hereto.

9.    Chancellor’s Conditions to Closing. Chancellor’s obligation to sell, transfer and assign the Shares and Warrants to the Company at the Closing are subject to the fulfillment of the following conditions:

     9.1    Representations. The representations and warranties made by the Company in Section 6 hereof shall be true and correct when made, and shall be true and correct on the Closing Date.

     9.2    Compliance Certificate. The Company shall have executed and delivered to Chancellor a certificate dated the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Company on behalf of the Company and certifying that the representations and warranties made by the Company in Section 6 hereof are true and correct when made, and shall be true and correct on the Closing Date, and that all covenants, agreements and conditions contained in this Agreement to be performed by the Company on or prior to the Closing Date shall have been performed or complied with.

     9.3    Consents. All consents of third parties that are required in connection with the repurchase of the Shares and Warrants and the transactions contemplated hereby shall have been obtained and shall be effective on and as of the Closing Date, including the consents referred to on Schedule 6.3.

10.    Company’s Conditions to Closing. The Company’s obligation to repurchase the Shares and Warrants at the Closing are subject to the fulfillment of the following conditions:

     10.1    Representations. The representations and warranties made by Chancellor in Section 5 hereof shall be true and correct when made, and shall be true and correct on the Closing Date.

     10.2    Compliance Certificate. Chancellor shall have executed and delivered to the Company a certificate dated the Closing Date, signed by its general partner and certifying that the representations and warranties made by Chancellor in Section 5 hereof are true and correct when made, and shall be true and correct on the Closing Date, and that all covenants, agreements and conditions contained in this Agreement to be performed by Chancellor on or prior to the Closing Date shall have been performed or complied with.

11.    Miscellaneous.

     11.1    Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of Colorado, regardless of the conflict of laws principles thereof.

     11.2    Successors and Assigns. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

     11.3    Entire Agreement; Amendment. This Agreement and the other documents delivered pursuant hereto at the Closing constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof, and no party shall be liable or bound to any other party in any manner by any representations, warranties or covenants except as specifically set forth herein or therein. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by each of the parties hereto.

     11.4    Expenses. Each of the Company and Chancellor shall bear their own expenses incurred on their behalf with respect to this Agreement and the transactions contemplated hereby, including, but not limited to, the fees and disbursements of legal counsel and out-of-pocket expenses.

     11.5    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually exercising such counterparts, and all of which together shall constitute one and the same instrument.

* * * * * *

     IN WITNESS WHEREOF, this Stock and Warrant Repurchase Agreement has been executed by the parties hereto as of the day and year first written above.

CHANCELLOR:

CHANCELLOR V., L.P.

By:	IPC Direct Associates V, L.L.C. Its General Partner

By:	INVESCO Private Capital, Inc. Its Managing Member

By:	Name:

COMPANY:

HEALTH GRADES, INC.

By:	Name: Title:

SCHEDULE 6.3

1.    Pursuant to Section 7.2 of the Loan and Security Agreement, dated May 10, 2002, between the Company and Silicon Valley Bank (the “Bank”), the Company is required to obtain the Bank’s written consent prior to any redemption or purchase of capital stock.

2.    Pursuant to Section 8.26 of the Original Purchase Agreement, the Company may not redeem, purchase or otherwise acquire any Common Stock. Section 11.4 of the Original Purchase Agreement provides that any provision thereof may be amended or waived, on behalf of all of the investors as signatories thereto, and with the Company’s prior written consent, by Purchasers (as defined in the Original Purchase Agreement) owning a majority of the Shares and Warrants purchased pursuant to the Original Purchase Agreement.

EXHIBIT A

STOCK POWER

     For value received, Chancellor V, L.P., a Delaware limited partnership (the “Shareholder”), hereby sells, transfers and assigns unto Health Grades, Inc., a Delaware corporation (“the Company”), 12,004,333 shares of the Company’s Common Stock, par value $0.001 per share, standing in the Shareholder’s name on the books of the Company by Certificate Nos. SC 0814 and SC 0854 herewith, and the Shareholder hereby irrevocably constitutes and appoints the Company’s secretary to transfer said stock on the books of the Company with full power of substitution in the premises.

CHANCELLOR V, L.P.

By:	IPC Direct Associates V, L.L.C. Its General Partner

By:	INVESCO Private Capital, Inc. Its Managing Member

By:	Name:

EXHIBIT B

FORM OF ASSIGNMENT

     For value received, the undersigned registered holder of the Warrants listed below hereby sells, transfers and assigns unto Health Grades, Inc. the right represented by such Warrants to purchase an aggregate total of 1,971,820 shares of Common Stock of Health Grades, Inc. to which such Warrants relate, and appoints the Secretary of Health Grades, Inc. as attorney-in-fact to make such transfer on the books of Health Grades, Inc. maintained for such purpose, with full power of substitution in the premises.

1.    Common Stock Purchase Warrant to purchase 1,475,250 shares of Common Stock dated as of March 16, 2000.

2.    Common Stock Purchase Warrant to purchase 292,100 shares of Common Stock dated as of April 16, 2001.

3.    Common Stock Purchase Warrant to purchase 204,470 shares of Common Stock dated as of October 9, 2001.

CHANCELLOR V, L.P.

By:	IPC Direct Associates V, L.L.C. Its General Partner

By:	INVESCO Private Capital, Inc. Its Managing Member

By:	Name:

(Street Address)

(City) (State) (Zip Code)